

July 22, 2010

James Durward
Director and Principal Executive Officer
FuLuCai Productions Ltd.
3632 – 13 Street SW
Calgary, AB Canada T2T 3R1

> **Re:** **FuLuCai Productions, Ltd.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed July 8, 2010**
> **File No. 333-166949**

Dear Mr. Durward:

We have reviewed the response to our letter dated June 15, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. Please file on EDGAR a marked version of your document for all future amendments. Refer to Securities Act Rule 472 and Item 310 of Regulation S-T.

2. We note your response to prior comment 2 and reissue the comment.

3. Please file the form of subscription agreement prior to effectiveness.

Risk Factors Relating to FuLuCai, page 9

4. Please add a risk factor discussing risks to you because your principal does not have experience producing reality television shows.

5. We note your response to prior comment 15 and reissue in part. Please revise this risk factor to also state that investor funds will be escrowed without interest.

Risk Factors Relating to This Offering, page 13

We will incur significant costs as a result of operating as a reporting company, page 13

6. Please revise the last sentence of the second paragraph to clarify that "Moreover, if we are <u>not</u> able to comply with the requirements of Section 404 in a timely manner…" We

note you had included this underlined language in the initial Form S-1 Registration Statement.

Description of Business, page 21

7. We note your response to prior comments 19 and 20. Please revise to clarify which of these pre-production activities you have commenced and which activities will not begin until completion of the offering.

Production, page 22

8. We note your response to our prior comment 24. Please file the consulting agreement with Mr. McLeod as an exhibit to your next registration statement or advise.

Current Projects, page 23

9. We note your new disclosure in response to prior comments 25 and 26. Please revise to state in concrete terms how you expect to generate revenues from your business model. For example, clarify whether, once you have negotiated a distribution agreement, your sole source of revenue will be the licensing fees, or, whether you will retain rights which would enable you to generate additional revenue streams. Specifically, substantiate your belief that you will be able to generate additional revenues from the three sources you identify on page 23. Explain the incentives that advertisers, participants, and panelists would have to pay the fees you contemplate and discuss briefly whether this model is based on industry practices.

10. Explain how you believe you will get prospective contestants interested in your show if you do not appear to be able to offer a definitive prize, such as financing.

Distribution Arrangements, page 24

11. We note your response to prior comment 29 and reissue. If you are unable to provide "market rates" or an alternative reasonable estimate of your sources of revenue, we believe that at a minimum you should revise to describe the criteria you will use to evaluate potential offers from distributors. Providing this information would give investors the ability to evaluate your business plan and the likelihood you will become a successful enterprise.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 33

12. We note your response to prior comment 31 and reissue. It does not appear your revisions address the issue raised in our previous comment. If the person(s) who incorporated or held ownership of the company from March 26 to April 1 would be considered "promoters" as defined in Rule 405, revise to disclose the information called for by Item 404(c) of Regulation S-K.

Other Expenses of Issuance and Distribution, page 36

13. We note your response to prior comment 33 and reissue in part. Please revise to also disclose your estimated blue sky fees in this section. Also, confirm that you will amend the registration statement prior to effectiveness to disclose the information requested in our prior comment.

Signatures, page 40

14. We note your response to prior comment 36 and reissue as your principal accounting officer or controller is not identified in the second signature block.

Age of Financial Statements

15. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consents

16. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 980-5192
        Peter J. Gennuso, Esq.
        Gersten Savage LLP